

MUNDOVAL FUND

GLOBAL VALUE INVESTING



Mundoval & Art Johnson Featured in *San Diego Business Journal*

The newest edition of the *San Diego Business Journal* highlights the Mundoval Fund and portfolio manager, Art Johnson. The article "**Mutual Fund Manager Is in for the Long Haul**" includes several key fund characteristics, such as:

Our long-term perspective > "'Quite frankly, we don't care what the stock market does day to day, week to week, year to year,' said Johnson."

Our Value Approach Through Market Declines > "Rather than sell some of the stocks that Mundoval held as the market crashed, Johnson increased the stakes on some of he key picks."

Our consistent track record > "His [Johnsnon's] package of some 40 stocks that make up the fund have racked up some impressive results sinnce the fund was launched in September 2004.

To view the full article on the San Diego Business Journal website, **click here**.

Important Considerations:

Investors should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling (877) 59-FUNDS, or by visiting the Fund's website at www.mundoval.com. Please obtain and carefully read the prospectus before investing.

Mundoval Differentiators

- Portfolio Manager invested in fund alongside clients.
- Long-term, multi-year investment horizon with low portfolio turnover.
- Concentrated, "best ideas" portfolio.
- Conservative business value estimates that prioritize free cash flow generation.

Mundoval Facts

as of 3/31/10

Ticker	MUNDX
CUSIP	62613P202
Inception	9/3/2004
Holdings	40
2009 Turnover	15%
Net Assets	$10.2 mil
Expense Ratio	1.50%

No sales loads or distribution fees

Learn More

Read about the Mundoval Fund's global value strategy and download an account application at:

WWW.MUNDOVAL.COM

MUNDOVAL FUND GLOBAL VALUE INVESTING

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92307 | (858) 454-4837 | info@mundoval.com